Exhibit 99.175

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
200-205 5 Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of TriStar Oil & Gas Ltd.

On November 18, 2005, we reported on the statement of net operating revenues of the TriStar Other Assets for each of the years in the two year period ended December 31, 2004, as incorporated by reference in the Form 40-F of Canetic Resources Trust.  In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned statement, we also have audited the related supplemental note entitled “Reconciliation of Statement of Net Operating Revenues of the TriStar Other Assets to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic statement of net operating revenues of the TriStar Other Assets taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
January 16, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association

Note 3.          Reconciliation of Statement of Net Operating Revenues of the TriStar Other Assets to United States Generally Accepted Accounting Principles :

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain significant respects from U.S. GAAP. As required by the United States of America Securities and Exchange Commission, the effect of these principal differences on the Company’s statement of net operating revenues of the TriStar Other Assets needs to be described and quantified .  As such, there were no material differences in reconciling the Company’s statement of net operating revenues of the TriStar Other Assets from Canadian GAAP to U.S. GAAP.